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FEB 14 2005
RECEIVED
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05040049

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SECURITIES AND EX
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51588

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regional Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 W. Pete Rose Way, Suite 127
(No. and Street)

Cincinnati	OH	45203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Fedasch (513) 241-5555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AM 4-11-2005

4/7

OATH OR AFFIRMATION

I, Jerry Fedasch, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and additional financial information pertaining to the firm of Regional Investment Services, Inc. as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jerry Fedasch
Signature

President
Title

Jill S. Partin
Notary Public


NOTARIAL SEAL
STATE OF OHIO

JILL S. PARTIN
Notary Public, State of Ohio
My Commission Expires 09-03-07

This report contains: (check all applicable boxes)

(xx) (a) Facing Page
(xx) (b) Statement of Financial Condition
(xx) (c) Statement of Income
(xx) (d) Statement of Cash Flows
(xx) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
( ) (f) Statement of Changes in Liabilities Subordinated to claims of Creditors
Additional financial information:
(xx) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(xx) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(xx) (o) Independent Auditor's Supplementary Report on Internal Control



Independent Accountants' Report

The Board of Directors
Regional Investment Services, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Regional Investment Services, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regional Investment Services, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Cincinnati, Ohio
January 18, 2005

REGIONAL INVESTMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2004

Assets

Cash	$	24,103
Commissions receivable		9,894
Prepaid expenses		945
Refundable income taxes		179
	$	35,121

Liabilities and Stockholders' Equity

Liabilities		
Commissions payable	$	1,930
Stockholders' Equity		
Common stock, no par value, 850 shares authorized, 100 shares issued and outstanding		12,000
Retained earnings		21,191
		33,191
	$	35,121

See Notes to Financial Statements

REGIONAL INVESTMENT SERVICES, INC.

Notes to Financial Statements

December 31, 2004

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Regional Investment Services, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. There were no deferred income tax assets or liabilities at December 31, 2004.

Note 2: Related Party Transactions

During 2004, a business entity controlled by the majority stockholder of the Company provided primarily all the facilities, equipment, and administrative support for the Company. The Company was charged $12,000 for this support in 2004.

The Company incurred approximately $38,400 of commission expense earned by its stockholders.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004 the Company had net capital of $24,103 which exceeded the minimum required amount by $19,103; and the Company's ratio of aggregate indebtedness to net capital was 0.08 to 1.